EXHIBIT A-2

ALAIA CAPITAL, LLC

AUTHORIZATION TO FILE EXEMPTIVE APPLICATION

The undersigned, hereby certifies that he is the Chief Executive Officer of Alaia Capital, LLC (“Alaia”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of Alaia have been taken; and that the person signing and filing the Application by Alaia is fully authorized to do so.

By:	/s/ Peter Horacek
Name:	Peter Horacek
Title:	Chief Executive Officer
Dated:	July 24, 2026